Filed Pursuant to Rule 433

Dated April 10, 2023

Registration Statement No. 333-262016-01

Relating to

Preliminary Prospectus Supplement Dated April 10, 2023 to

Prospectus dated January 5, 2022

Federal Realty OP LP

$350,000,000 5.375% Notes due 2028

Term Sheet dated April 10, 2023

Issuer:	Federal Realty OP LP

Security:	5.375% Notes due 2028 (the “Notes”)

Aggregate Principal Amount:	$350,000,000

Anticipated Ratings (Moody’s/S&P)*:	Baa1/BBB+

Trade Date:	April 10, 2023

Settlement Date:	April 12, 2023 (T+2)

Maturity Date:	May 1, 2028

Interest Payment Dates:	May 1 and November 1, beginning on November 1, 2023

Benchmark Treasury:	3.625% due March 31, 2028

Benchmark Treasury Yield:	100-15+ / 3.518%

Spread to Benchmark Treasury:	+195 basis points

Re-Offer Yield:	5.468%

Coupon (Interest Rate):	5.375% per year

Price to Public:	99.590% of the principal amount, plus accrued interest, if any, from April 12, 2023

Redemption Provision:	Prior to April 1, 2028 (one month prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP/ISIN:	313747BC0 / US313747BC00

Joint Book-Running Managers:	J.P. Morgan Securities LLC
PNC Capital Markets LLC
TD Securities (USA) LLC
BofA Securities, Inc.
Regions Securities LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Samuel A. Ramirez & Company, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal or revision at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) J.P. Morgan Securities LLC collect at 1-212-834-4533, (ii) PNC Capital Markets LLC toll-free at 1-855-881-0697, (iii) TD Securities (USA) LLC, toll-free at 1-855-495-9846 or (iv) BofA Securities, Inc. toll-free at 1-800-294-1322.

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